

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2020

Steven M. Klein
Chief Executive Officer
Northfield Bancorp, Inc.
581 Main Street
Woodbridge, NJ 07095

    Re: **Northfield Bancorp, Inc.**
        Registration Statement on Form S-4
        Filed February 14, 2020
        File No. 333-236469

Dear Mr. Klein:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance